PEAR TREE FUNDS

55 Old Bedford Road, Suite 202
Lincoln, Massachusetts 01773

April 4, 2018

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Pear Tree Funds, Registration Statement on Form N-14 (File Nos. 333-223748)
Rule 473 Delaying Amendment Filing

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the "Securities Act"), Pear Tree Funds (the "Registrant") is hereby filing a delaying amendment with respect to its registration statement on Form N-14 (the "Registration Statement") relating to the proposed reorganization of Pear Tree PanAgora Emerging Markets Risk Parity Fund with and into Pear Tree PanAgora Emerging Markets Fund, each a separate series of the Registrant.  The Registration Statement was filed with the U.S. Securities and Exchange Commission (the "Commission") on March 16, 2018 pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the Town of Lincoln and the Commonwealth of Massachusetts on April 4, 2018.

If you have any questions or comments, please contact John Hunt at Sullivan & Worcester, LLP, counsel to the Registrant, at (617) 338-2961.

Very truly yours,

/s/ Willard L. Umphrey

Willard L. Umphrey
President

Cc: Anu Dubay
   U.S. Securities and Exchange Commission
John Hunt, Esq.
   Sullivan & Worcester LLP